News Release
CIBC declares dividends
Toronto, ON – August 26, 2009 (CM: TSX; NYSE) – CIBC announced today that its board of directors declared a dividend of 87 cents per share on common shares for the quarter ending October 31, 2009 payable on October 28, 2009 to shareholders of record at the close of business on September 28, 2009.
Class A Preferred Shares
Other dividends per share for the quarter ending October 31, 2009, payable on October 28, 2009 to shareholders of record at the close of business on September 28, 2009, were declared as follows:
Series 18 – $0.343750
Series 19 – $0.309375
Series 23 – $0.331250
Series 26 – $0.359375
Series 27 – $0.350000
Series 28 – $0.020000
Series 29 – $0.337500
Series 30 – $0.300000
Series 31 – $0.293750
Series 32 – $0.281250
Series 33 – $0.334375
Series 35 – $0.40625
Series 37 – $0.40625

For further information: Rob McLeod, Senior Director, Communications and Public Affairs, 416-980-3714 or John Ferren, Vice‑President, Investor Relations, 416-980-2088.